EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-129768 of our report dated February 24, 2006 (November 22, 2006 as to the effects of the November 21, 2006 stock split described in Note 15) relating to the financial statements and financial statement schedule of Aegean Marine Petroleum Network Inc. (which report expresses an unqualified opinion on the financial statements and financial statement schedule and includes an explanatory paragraph referring to the restatement of financial statements) appearing in the Prospectus, which is part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte

Deloitte.
Hadjipavlou Sofianos & Cambanis S.A.
Athens, Greece
November 24, 2006